THE BLOCK DISTILLING CO.

PRODUCT SHEET

The Night Sweats
STRAIGHT BOURBON

Yellow, blue and red corn
Millet and malted barley.

A modern take on an
American classic.
Aged in 36mo seasoned, no. 3 char,
American white oak barrels for a
minimum of two years.

A collaboration with Colorado band
Nathaniel Rateliff & The Night
Sweats. A portion of every bottle
benefits Nathaniel's The Marigold
Project


THE NIGHT SWEATS
STRAIGHT
BOURBON
by
THE BLOCK
DISTILLING CO.
47.5% ALC BY VOL 750 ML

The Night Sweats
STRAIGHT BOURBON BOTTLED IN BOND

The same collaborative bourbon as the previous slide but Bottled in Bond. BIB designation was put into place in 1897 to ensure the consumer was getting a regulated standard of quality.

For The Block the most important part of BIB designation is that the whiskey is 4 years aged, an additional 2 years from the previous slide, and that it is bottled at 100 proof.


BOTTLED IN BOND
THE NIGHT SWEATS
STRAIGHT
BOURBON
WHISKEY
by
THE BLOCK
DISTILLING CO.
50% ALC BY VOL 100 PROOF 750 ML

FOUR GRAIN STRAIGHT WHISKEY

Oats, wheat, rye, and malted barley. Single Distilled and aged in 36mo seasoned, no. 3 char, American white Oak barrels for a minimum of two years.


THE BLOCK DISTILLING CO.
FOUR GRAIN
STRAIGHT WHISKEY
47.5% ALC BY VOL 750 ML

VODKA

Made from red wheat,
white wheat, oats,
and malted barley.

Distilled once and unfiltered.

This is a true martini
drinker's vodka.


DENVER COLORADO
THE BLOCK
DISTILLING CO.
VODKA
40% ALC BY VOL 750 ML

SPRING GIN

Elderflower, chamomile, jasmine, and violet.

A floral bouquet that accentuates a gin fizz in the most beautiful way.



DENVER COLORADO
THE BLOCK
DISTILLING CO.
GIN

SUMMER GIN

Grapefruit, pomelo, lime, orange, hibiscus.

A beautiful fruit explosion with a nice dry finish.


DENVER COLORADO
THE BLOCK
DISTILLING CO.
GIN
47% ALC BY VOL 750 ML
SUMMER

AUTUMN GIN

Clove, peppercorn, cardamom, nutmeg, allspice.

You didn't think gin was a cold weather drink but this gin begs to differ.


DENVER COLORADO
THE BLOCK DISTILLING CO.
GIN
47% ALC BY VOL 750 ML
AUTUMN

WINTER GIN

Clove, peppercorn, cardamom, nutmeg, allspice but barrel rested In new American oak.

A weird gin and whiskey hybrid that is a perfect winter sipper or hot toddy mixer.


DENVER COLORADO
THE BLOCK DISTILLING CO.
BARRELED
GIN
WINTER

COFFEE LIQUEUR

A blend of our vodka,
Novo Coffee's cold brew
and a nice earthy sugar.
Three ingredients that
Will change your mind
Of what a coffee liqueur
Should taste like. Does it
Really need cinnamon, cocoa,
And vanilla? We don't think so.


DENVER COLORADO
THE BLOCK
DISTILLING CO.
&
NOVO COFFEE
COFFEE
LIQUEUR
375 ML 20% ALC BY VOL

FEATHERWEIGHT UP ALL NITRO

The Featherweight series is The Block's low abv canned cocktails. The first flavor is a nitro coffee liqueur.

The Block's intends to build a community of punks & politicians, pole dancers & priests so each flavor gets a character.


featherweight
PUNKS + POLITICIANS + POLE DANCERS + PRIESTS
UP ALL NITRO
NITRO COFFEE LIQUEUR